EXHIBIT 12

                          PEPSICO, INC. AND SUBSIDIARIES
                 Computation of Ratio of Earnings to Fixed Charges
                   (in millions except ratio amounts, unaudited)


                                          24 Weeks Ended
                                       -------------------
                                       6/12/99     6/13/98
                                       --------  ---------
Earnings:                                (a)

Income before income taxes.........     $2,183     $1,263


Joint ventures and minority
 interests, net.....................       (13)         1

Amortization of capitalized
interest...........................          3          3

Interest expense...................        228        152

Interest portion of rent expense (b)        23         21
                                       --------  ---------

Earnings available for fixed
charges............................     $2,424     $1,440
                                       ========  =========

Fixed Charges:

Interest expense...................     $  228     $  152

Capitalized interest...............          4          6

Interest portion of rent expense (b)        23         21
                                       --------  ---------

  Total fixed charges..............     $  255     $  179
                                       ========  =========

Ratio of Earnings to Fixed Charges.       9.51       8.04
                                       ========  =========


(a) Includes a $65 impairment and restructuring charge and gain on bottling transactions in 1999. Excluding the charge and the gain, the ratio of earnings to fixed charges for the 24 weeks ended June 12, 1999 would have been 5.84.

(b) One-third of net rent expense is the portion deemed representation of the interest factor.







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